September 10, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 1, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30, 2009

Filed May 27, 2009 and August 14, 2009

File No. 0-31643

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (“TransAtlantic”) hereby submits the following responses to the letter dated September 2, 2009 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to TransAtlantic’s Form 10-K for the fiscal year ended December 31, 2008, filed on April 1, 2009, the Form 10-Q for the fiscal quarter ended March 31, 2009, filed on May 27, 2009 and the Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Second Quarter Form 10-Q”). For your convenience, we have restated the Staff’s comments below, together with our response to each respective comment. For your convenience, we are also sending to each of Gary Newberry, Shannon Buskirk, Chris White, Ronald Winfrey and Doug Brown a copy of this letter. We respectfully request that the Staff provide any further comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 14 — Acquisitions, page F-25

1.	We have considered your response to our prior comment number eight in our letter of July 24, 2009. We do not agree with your conclusions. Based on the disclosures made, the response provided, and the guidance of Emerging Issue Task Force Issue (EITF) 98-3, it appears Longe meets the definition of a business. Principally, your response to prior comment eight analyzes the elements of EITF 98-3 individually but does not identify any missing elements nor make an assessment as to whether the missing elements support your conclusion that Longe is not a business. EITF 98-3 states a transferred set of activities fails the definition of a business if it excludes one or more of the items listed to the extent normal operations cannot be continued. However, the guidance also states one should consider whether planned principal operations of net assets transferred in the development stage have commenced. In addition to the items discussed in your response, we note Longe has expended $25 million in construction in progress located in China and Turkey as of November 30, 2008 and held a $50 million promissory note to fund future capital requirements for operations and capital expenditures. Therefore, it appears planned principal operations have commenced and the transferred set of activities meet the definition of a business. For the reasons stated above, we reissue prior comment eight.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

Response:

Background. Longe Energy Limited (“Longe”) was formed in April 2008 as a wholly-owned subsidiary of Longfellow Energy, LP (“Longfellow”). According to the audited financial statements of Longe, Longe’s business purpose was to become a land drilling services company.

In April 2008, Longe executed assignment and assumption agreements pursuant to which it assumed all of the rights and obligations of Sphere Petroleum, Inc., giving Longe a 50% non-operating working interest in the Guercif exploration permits upon receipt of Moroccan government approval, which was obtained in October 2008, and an option to acquire a non-operating 50% interest in the Tselfat exploration permit. TransAtlantic acquired the Tselfat and Guercif permits in May 2006 and January 2008, respectively, and is the sole operator of these permits. As the sole operator of these permits, TransAtlantic has the exclusive right to conduct all operations relating to the exploitation and development of the permits.

In July 2008, Longe agreed to farm-in to the Ouezzane-Tissa and Asilah exploration permits held by Direct Petroleum Morocco Inc. and Anschutz Morocco Corporation in Morocco. Longe became a 25% non-operating working interest owner in the Ouezzane-Tissa and Asilah exploration permits upon receipt of Moroccan government approval, which was obtained on December 29, 2008. TransAtlantic is the sole operator of the Ouezzane-Tissa and Asilah exploration permits.

As the operator of the Guercif exploration permit, in the fourth quarter of 2007, TransAtlantic and its partners in the permit decided to re-enter the MSD-1 well on this permit and approved a budget to fund the re-entry costs. In October 2008, TransAtlantic commenced the re-entry of the well. TransAtlantic had previously imported Longe’s I-7 drilling rig into Morocco under TransAtlantic’s name. The rig was imported by TransAtlantic because Longe was unable to import the rig itself as it was not yet qualified to do business in Morocco. TransAtlantic hired personnel to operate the rig and its personnel used this rig to re-enter, log and test the MSD-1 well. TransAtlantic paid all costs in connection with re-entering this well. Longe did not provide any drilling services to TransAtlantic on the re-entry of the MSD-1 well.

Longe on the Acquisition Date. On the acquisition date, Longe’s long-lived assets consisted of one assembled drilling rig (rig I-7), three unassembled drilling rigs (rigs I-8, I-9 and I-15), oil and gas service equipment, including trucks, tools and spare parts, a 50% non-operating working interest in each of the Guercif exploration permits and a 25% non-operating working interest in each of the Ouezzanne-Tissa and Asilah exploration permits. At closing, Longe had $48.2 million of property, plant and equipment, of which only $5.2 million was capable of being operated, consisting of the I-7 drilling rig. The following table shows the operational status of each of Longe’s drilling rigs on the acquisition date:

Asset	Status on Date of Acquisition
Rig I-7	Idle at the MSD-1 well site in Morocco.

Rig I-8	At port in Casablanca, Morocco awaiting customs clearance. Must be assembled prior to becoming operational.

Rig I-9	In ocean transit from China to Turkey. Must be assembled prior to becoming operational.

Rig I-15	A portion of the rig at Mersin, Turkey duty-free port awaiting shipment back to Houston, Texas to add the rest of the rig equipment and upgrade depth capacity, all of which was essential prior to the rig becoming operational.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

At the time of the Longe acquisition, Longe did not have any employees, any customers, any revenues, any reserves or any processes. In addition, while Longe had received Moroccan government approval to own solely non-operating interests in the Guercif, Ouezzane-Tissa and Asilah exploration permits in Morocco, Longe had no employees or bank account in Morocco. In order to conduct operations as a drilling services company in Morocco, Longe would have to first qualify to do business in Morocco and then obtain from the Moroccan government the necessary permits to enable it to provide drilling services in Morocco. The receipt of such permits is a lengthy, expensive process that requires international oil and gas expertise and the ability to conduct business activities in the country through a local branch or subsidiary. Longe did not possess the necessary international oil and gas expertise to obtain such permits and it was only through TransAtlantic, with its in-country experience, that such permits were subsequently obtained.

Furthermore, at the time of the Longe acquisition, Longe had no interests in exploration or production licenses in either Turkey or Romania. Longe had no employees, registered branch offices, subsidiaries, bank accounts, or authorized representatives in either Turkey or Romania. In order to simply import equipment into these countries, Longe would first need either an ownership interest in exploration or production licenses or a contract with a petroleum rights holder who would contract for Longe to provide drilling services. Longe would then need to take the contract for drilling services, along with the requisite corporate documents verified by governmental authorities, and apply for governmental approval as a drilling services provider. Longe was neither a petroleum rights holder nor did it have a contract with a petroleum rights holder at closing. The process to obtain government permission to act as a drilling service provider is a lengthy, expensive process that requires international oil and gas expertise and the ability to conduct business activities in the country through a local branch or subsidiary. Longe possessed neither and could not obtain them without significant time and expense. In fact, at the closing of the Longe acquisition, Longe’s unassembled I-15 drilling rig was sequestered in a duty-free port in Turkey, unable to be imported into the country, as Longe was neither a license holder nor an approved drilling services company.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

Construction in Progress. The Staff notes in comment number 1 that Longe had expended $25 million in construction in progress located in China and Turkey as of November 30, 2008 and raises the issue of whether this construction in progress constituted the commencement of planned principal operations. The $25 million of construction in progress reflected in Longe’s November 30, 2008 financial statements does not reflect commenced planned principal operations of Longe. Rather, the construction in progress consists of four drilling rigs and associated equipment. Of these four rigs, two were being completed by third party manufacturers in China or were being delivered by them to Longe in Turkey and Morocco. The third rig had been purchased from a third party and sequestered in a duty-free port in Turkey. The fourth rig had been purchased from another third party and delivered to TransAtlantic’s MSD-1 well site in Morocco, as described above. Set forth below is a summary of the $25 million of construction in progress as of November 30, 2008:

Asset	Amount in USD	Status
Rig I-7	$5,226,194	At the MSD-1 well site in Morocco.

Rig I-8	7,827,266	Departed China by ship on November 27, 2008 bound for Morocco.

Rig I-9	4,456,000	Represents an accrued deposit on rig I-9, which was under construction by the manufacturer at November 30, 2008.

	1,338,534	Drill collars and other rig equipment departed China by ship on November 7, 2008 bound for Turkey.

Rig I-15	1,600,000	Part of rig I-15 unit held at Mersin, Turkey duty-free port pending shipment to US for assembly.

	4,425,358	Remainder of rig I-15 equipment held in Tri-flo yard in Houston, Texas.

Other Equipment	68,599

Total Construction in Progress	$24,941,951

Promissory Note. The Staff also suggests in its comment number 1 that Longe could use its $50.0 million promissory note to fund future capital requirements for operations and capital expenditures. This promissory note was entered into in April 2008 between Longe and its sole owner, Longfellow. Under the terms of the promissory note, Longe could request advances from time to time up to a maximum aggregate amount of $50.0 million. However, as of November 30,

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

2008, Longe had drawn down $49.4 million under the promissory note and used the proceeds to commence purchasing assets, consisting of drilling rigs and other drilling service equipment. Thus by November 30, 2008, Longe did not have any meaningful availability under this promissory note to commence operations. On December 30, 2008, Longfellow made a capital contribution to Longe in the amount of $39.7 million. On December 30, 2008, Longe used the capital contribution to repay the $39.7 million in then outstanding indebtedness under the promissory note, and the promissory note was terminated. Thus, at the closing of the Longe acquisition, Longe had $1,000 in cash and no borrowing capacity under the promissory note with which to fund future operations and capital expenditures.

Analysis under EITF 98-3. A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

TransAtlantic evaluated its acquisition of Longe under paragraph 6 of EITF 98-3 as follows:

Step 1 – The Longe acquisition included:

(a)	Inputs

Long-Lived Assets: Longe owned one assembled drilling rig, three unassembled drilling rigs, oil and gas service equipment, including trucks, tools and spare parts, a 50% non-operating working interest in each of the Guercif exploration permits and a 25% non-operating working interest in each of the Ouezzanne-Tissa and Asilah exploration permits. At the time of the Longe acquisition, only one of these drilling rigs was capable of being operated, but Longe lacked the employees, expertise and governmental approvals necessary to operate the drilling rig itself. Longe’s three other rigs were awaiting equipment upgrades or were being shipped to locations in Turkey and Morocco for assembly.

Step 2 – The Longe acquisition did not include:

(a)	Inputs

Intellectual Property: Longe did not own any meaningful intellectual property.

The Ability to Obtain Access to Necessary Materials or Rights: Longe was not qualified to do business in Romania or Turkey and therefore was unable to operate on its own. As noted above, to be approved as a drilling services operator in Morocco, Romania or Turkey is a lengthy, expensive process that requires international oil and gas expertise and the ability to conduct business activities in the country through a local branch or subsidiary. Other than being registered as a branch in Morocco, Longe possessed none of these and could not obtain them without significant time and expense.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

Employees: Longe did not have any employees and had no expertise in the area of international oil and gas drilling.

(b)	Processes

None. Longe did not have any processes, including management, operational, legal, accounting, and information technology. All of these processes were provided by the transferor and its affiliates, which are excluded from the analysis under paragraph 6 of EITF 98-3.

(c)	Outputs

None. Longe did not have any customers nor was Longe in the process of seeking third party customers. In addition, Longe had not generated any revenues from its inception to the date of its acquisition by TransAtlantic and had no oil and gas reserves or related future net revenues.

Step 3 – Assessment of Missing Elements and Conclusion

On the acquisition date, Longe had one operational drilling rig and three additional drilling rigs that were awaiting equipment upgrades or were being shipped to locations in Turkey and Morocco for assembly. Other than these long-lived assets, Longe lacked all of the other inputs, processes and outputs of a business, had not generated any revenues and was thus incapable of “sustaining a revenue stream by providing its outputs to customers.”

Other than intellectual property, which was deemed to be minor, the missing inputs, processes and outputs were significant (i.e., not minor) both in terms of the degree of difficulty to obtain the missing elements as well as in terms of the additional investment and time to obtain the missing elements. For example, employees (an input) with international oil and gas expertise posses unique knowledge and skills and are difficult to recruit and hire. The lack of such employees as part of the Longe acquisition is a significant missing element that causes the acquisition to fail the definition of a business. In addition, Longe was not qualified to do business in Romania or Turkey and therefore was unable to operate on its own. As noted above, becoming qualified to conduct drilling services in Morocco, Romania or Turkey is a lengthy, expensive process that requires international oil and gas expertise and the ability to conduct business activities in the country through a local branch or subsidiary. Other than being registered as a branch in Morocco, Longe possessed none of these and could not obtain them without significant effort. The lack of the ability to obtain access to necessary rights (an input) also is a significant missing element that causes the acquisition to fail the definition of a business. As further evidence that the missing elements were significant, TransAtlantic has spent in excess of $14.0 million since the acquisition to make Longe’s assets ready for operations using TransAtlantic’s pre-existing personnel, governmental approvals and operating interests in exploration or development licenses and one of Longe’s drilling rigs has still not been put into service. For Longe to be able to acquire the necessary inputs (employees and governmental approvals) would have cost significantly more money and taken significantly more time than it took TransAtlantic, which already had these inputs in place. Similarly, the missing processes (all operational and administrative processes) and outputs (customer relationships) would have taken significant time and expense to obtain.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

We would also note that under EITF 98-3, a development stage company that has not commenced planned principal operations is presumed not to be a business. A company that is in the development stage will typically be devoting most of its efforts to activities such as raising capital, exploring for natural resources, developing natural resources, establishing sources of supply, acquiring property, plant, equipment, or other operating assets, such as mineral rights, recruiting and training personnel and starting up production. As demonstrated above, Longe was clearly in the development stage of acquiring the necessary inputs (equipment, employees and government approvals) to commence operations and was unable to commence planned principal operations due to missing inputs (employees and governmental approvals), processes and outputs (customers). As a result, Longe would be presumed not to be a business under paragraph 6 of EITF 98-3.

Prior to the acquisition of Longe, TransAtlantic engaged in extensive discussions with its outside auditor, KPMG, LLP, regarding whether Longe constituted a business under EITF 98-3. KPMG agreed with TransAtlantic’s conclusion that Longe was not a business under EITF 98-3.

As demonstrated above, the assets acquired from Longe were assets only, not a business.

2.	We have considered your response to our prior comment number six. We note that, under paragraph 9 of Statement Financial Accounting Standards (SFAS) 141, a business combination occurs when an entity acquires equity interests of another entity and obtains control over that entity. Our understanding is that Longe was an entity as described in footnote one of its financial statements included in Form 8-K/A#1 filed on March 18, 2009. Therefore, we reissue our prior comment number six to determine the acquiring entity under paragraphs 15-18 of SFAS 141.

Response:

TransAtlantic determined that Longe did not meet the definition of a business based on the provisions of EITF 98-3 and therefore concluded that paragraphs 4-8 of SFAS 141 applied to this acquisition, rather than paragraphs 9 and 15-18 of SFAS 141. The factors the Company considered in making this determination are detailed in the response to comment #1 above.

3.	We note your response to our prior comment number nine and do not believe you have appropriately considered the definition of predecessor stated in Regulation C, Rule 405, which includes both businesses and assets acquired. A reference to the definition of a business under EITF 98-3 is not relevant in this analysis of whether Longe meets the definition of a predecessor. Based on the disclosures in your Form 10-K, Form 8-K and related amendments, and other filings, it appears you have succeeded to substantially all of the business operations of Longe and your operations prior to the acquisition of Longe were relatively insignificant to the assets acquired. If true, additional financial statements and information of Longe are required to be presented. We reissue prior comment nine.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

Response:

Under Regulation C, Rule 405, the term predecessor means a person the major portion of the business and assets of which another person acquired in a single succession. Under Rule 11-01(d) of Regulation S-X, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. TransAtlantic does not believe that the Longe acquisition constituted the acquisition of a predecessor under Regulation C, Rule 405 because (i) Longe did not constitute a “business” at the date of acquisition and (ii) Longe had no operations at the time of acquisition and since the date of acquisition, Longe continues to have no employees, no revenues and has not conducted operations. In contrast, at the time of the acquisition and following the acquisition, TransAtlantic has had operating interests and been qualified to conduct business in each of Romania, Morocco and Turkey. Prior to the acquisition of Longe, TransAtlantic conducted ongoing work programs, including a well re-entry on one of its licenses in Morocco and seismic shoots, geochemical studies and well-site preparation on certain of its licenses in Romania, Morocco, and Turkey. At the time of the acquisition, TransAtlantic had employees, bank accounts, and either registered branch offices or local subsidiaries in each of Romania, Morocco and Turkey and generated revenue through the farmout of certain of its interests in licenses in Turkey and Morocco in 2008 and through the sale of hydrocarbons from its formerly-owned properties in Texas in 2007 and 2006. As a result, TransAtlantic does not believe that Longe’s financial information is material to an investor’s understanding of TransAtlantic’s operations since the acquisition of Longe. Factors that TransAtlantic considered in connection with determining that Longe did not constitute a business at the date of acquisition include the following:

(1)	Longe had not generated any revenue at the time of acquisition and had no revenue producing activities;

(2)	Longe had no employees;

(3)	Longe had only non-operating interests; and

(4)	Longe could not conduct operations as a drilling services company because it lacked the necessary expertise and government approvals.

Accordingly, TransAtlantic concluded that the Longe acquisition was an asset acquisition which did not involve the acquisition of a business or a predecessor.

4.	We have considered your response to our prior comment number 10. Our understanding is that the Longe acquisition was announced and the private placement was made on September 19, 2009. Assuming TransAtlantic is the accounting acquirer of Longe, tell us how the use of the December 30 date to value the shares issued for the acquisition complies with Emerging Issue Task Force Issue 99-12, paragraph 4.

Response:

For the reasons set forth in TransAtlantic’s response to comment #1 above, TransAtlantic determined that Longe did not meet the definition of a business in accordance with EITF 98-3. Accordingly, TransAtlantic determined that paragraph 4 of EITF 99-12 was inapplicable because

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

the acquisition did not constitute a purchase business combination. Therefore, in accordance with EITF 96-18, TransAtlantic valued the shares for the acquisition on December 30, 2008, which was the date of issuance on the closing of the Longe asset acquisition.

5.	Your response to our prior comment number 11 states the acquisition of Longe was accounted for using the estimated fair value of consideration paid. However, your disclosures in the Form 8-K/A filed on March 18, 2009 state “all of the assets acquired and liabilities assumed were recorded at their estimated fair values in accordance with United States generally accepted accounting principles.” Please clarify which statement is accurate. If you accounted for the acquisition using the fair value of consideration paid, please provide a detailed explanation and analysis for how you allocated this amount among the assets acquired and liabilities assumed from Longe.

Response:

TransAtlantic valued the assets acquired and liabilities assumed from Longe at the estimated fair value of the consideration paid, which was determined using the closing price of TransAtlantic’s common shares on the Toronto Stock Exchange on the date of closing. This amount was allocated among the assets acquired and liabilities assumed using the carrying value of the assets received as of the date of acquisition. Because the fair value of consideration paid was less than the carrying value of the total net assets received, property and equipment had to be recorded for less than its carrying value. The following table sets forth the allocation of the fair value of the consideration paid among the assets and liabilities acquired:

	(in thousands)
	Carrying Value of Assets Received	Adjustment	Amount of Allocated Fair Value
Property and equipment	45,661	(13,311)	32,350
Deposits on equipment	2,508	—	2,508
Other prepaid assets	128	—	128
Accounts payable	(1,170)	—	(1,170)

Total net assets	47,127		33,816

Form 10-Q for the Quarter Ended March 31, 2009

4.	Acquisitions, page 14

6.	We have considered your response to our prior comment number 17. Related party transactions, including payments for acquisitions, should be disclosed on the face of your financial statements. Please refer to Regulation S-X 4-08(k).

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

Response:

TransAtlantic agrees with the Staff’s comment. In future filings of TransAtlantic’s financial statements, TransAtlantic will disclose on the face of the financial statements its acquisition of shares of Incremental Petroleum Limited (“Incremental”) from Mr. Mitchell.

Form 10-Q for the Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements – unaudited

4.	Acquisitions, page 14

7.	Provide the pro forma revenue and earnings of the combined entity for the comparable prior reporting period, as described in SFAS 141(R), paragraph 68.r(3). If you believe this disclosure is impracticable, tell us in detail how you have met the requirements under SFAS 154, paragraph 11.

Response:

Although TransAtlantic agrees that SFAS 141(R) paragraph 68.r(3) requires the pro forma revenue and earnings of the combined entity for the comparable prior period when presenting comparative financial statements, TransAtlantic believes that it was impracticable to provide such information for the 2008 interim periods. Incremental was not required to report quarterly interim financial information in accordance with IFRS and therefore preparing pro forma information in accordance with U.S. generally accepted accounting principles for the 2008 interim periods is an extremely difficult task, which TransAtlantic believes meets the requirements of SFAS 154, paragraph 11(a). TransAtlantic expended significant effort to prepare the required pro forma information for the year ended December 31, 2008 given that the books and records of Incremental were maintained in Australian dollars in accordance with International Financial Reporting Standards (“IFRS”). This project involved input from Incremental’s previous executive management and its independent accountants, Deloitte Touche Tomatsu.

10.	Common shares, page 17

8.	Tell us how you have accounted for the registration rights payment arrangement under the guidance of Financial Staff Position EITF 00-19-2 and provide all the disclosures for your registration rights arrangement as required by Financial Staff Position EITF 00-19-2, paragraph 12.

Response:

TransAtlantic has not recorded a liability for liquidated damage payments under the registration rights agreement in its Second Quarter Form 10-Q. At the time the June 30, 2009 financial statements were being prepared, management believed there was sufficient time to clear any Staff comments and have the Form S-1 declared effective prior to September 30, 2009, which was the triggering date for the first liquidated damages payment after filing the Form S-1. As a result, no liability was recorded at that time. TransAtlantic had considered Financial Staff Position EITF 00-19-2 and FAS 5 in making this determination.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

In future filings that disclose the registration rights agreement, TransAtlantic will revise the disclosure to clarify the undiscounted amounts TransAtlantic may be obligated to pay under the registration rights agreement at the time of such future filing. The following is an example of how this disclosure would have been worded at August 15, 2009 (additions are in underscore):

“In connection with these offerings, the Company entered into a registration rights agreement providing for the registration of up to 98,377,300 common shares issued in these offerings (the “Registrable Securities”). Pursuant to the registration rights agreement, on July 20, 2009, the Company filed a registration statement on Form S-1 registering the resale of 55,544,300 common shares. The Company is required to use its commercially reasonable efforts to keep the registration statement effective until all of the Registrable Securities have been sold or may be sold pursuant to Rule 144 of the Securities Act by non-affiliates of the Company.

If this registration statement is not declared effective by October 1, 2009, the Company is required to pay to the holders of the Registrable Securities (other than Dalea) liquidated damages in cash equal to 1% of the purchase price of the Registrable Securities held by the holders on October 1, 2009 (approximately Cdn $916,000 or $840,000), with an additional 1% if the registration statement is not declared effective by October 31, 2009 (approximately Cdn $916,000 or $840,000), and a further 1% if the registration statement is not declared effective by November 30, 2009 (approximately Cdn $916,000 or $840,000). If the Company does not pay the liquidated damages amount in full within seven calendar days after the date payable, interest would accrue on the unpaid amount until paid in full at the rate of 12% per annum.

In addition, the Company will pay the holders of the Registrable Securities liquidated damages in cash equal to 1% of the purchase price of the Registrable Securities held by them on December 20, 2009 (approximately Cdn $916,000 or $840,000), if the Company (a) is not on such date subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act; (b) has not been for a period of at least 90 days immediately before such date, subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act; or (c) has not filed all required reports under Section 13 or 15(d) of the U.S. Exchange Act, as applicable, during the twelve months preceding such date, other than Form 8-K reports, as a result of which the holders of Registrable Securities who are not affiliates of the Company would not be able to sell their Registrable Securities under Rule 144.

Notwithstanding the foregoing, in no event will Dalea, an entity controlled by the Company’s chairman, Mr. Mitchell, be entitled to receive any liquidated damages under the registration rights agreement. The Company has not recorded a liability for liquidated damage payments under the registration rights agreement.”

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 10, 2009

Very truly yours,

/s/ Jeffrey S. Mecom
Jeffrey S. Mecom
Direct Phone Number: (214) 265-4795
Direct Fax Number: (214) 265-4711
Jeff.Mecom@tapcor.com

cc:	Gary Newberry

Shannon Buskirk

Chris White

Ronald Winfrey

Doug Brown

Hilda Kouvelis

Garrett A. DeVries